Exhibit 12.1

American Media, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Fiscal years ended March 31,
(in thousands)	2016		2015		2014		2013		2012
Earnings
Loss from continuing operations before income taxes	$(17,986)		$(56,931)		$(26,313)		$(62,437)		$(8,208)
add: Fixed charges	43,688		54,858		60,019		61,212		60,009
add: Distribution from equity method investees	—		2,570		—		—		—
less: Net income - noncontrolling interests	(1,032)		(1,219)		(1,048)		(694)		(726)
Total earnings (loss)	$24,670		$(722)		$32,658		$(1,919)		$51,075

Fixed charges
Interest expense	$39,662		$50,847		$58,355		$59,779		$58,425
Amortization of debt costs	4,026		4,011		1,664		1,433		1,584
Total fixed charges	$43,688		$54,858		$60,019		$61,212		$60,009

Ratio of earnings to fixed charges	0.6	x	—	x	0.5	x	—	x	0.9	x

Coverage deficiency	$19,018		$55,580		$27,361		$63,131		$8,934

The ratio of earnings to fixed charges is determined by dividing earnings by fixed charges. Earnings consists of loss from continuing operations before income taxes plus fixed charges and distributions from equity method investees, less net income attributable to noncontrolling interests. Fixed charges consists of interest expense and amortization of debt costs.